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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 3 TO
                                 SCHEDULE 13E-4
                        RULE 13E-4 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                           PRO-FAC COOPERATIVE, INC.
    -----------------------------------------------------------------------
                                (Name of Issuer)

                           PRO-FAC COOPERATIVE, INC.
    -----------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

           NON-CUMULATIVE PREFERRED STOCK, PAR VALUE $25.00 PER SHARE
    -----------------------------------------------------------------------
                        (Title of Classes of Securities)

                                 Not applicable
    -----------------------------------------------------------------------
                    (CUSIP Number of Classes of Securities)

                               STEPHEN R. WRIGHT
                           PRO-FAC COOPERATIVE, INC.
                                90 LINDEN PLACE
                                  P.O. BOX 682
                           ROCHESTER, NEW YORK 14603
                                 (716) 383-1850
    -----------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
                               KELLY VANCE, ESQ.
                             HOWARD, DARBY & LEVIN
                          1330 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 841-1000
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                                AUGUST 23, 1995
                       (Date Tender Offer First Published
                       Sent or Given to Security Holders)
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                               Page 1 of 6 Pages
                         Exhibit Index begins on Page 4


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                  Pro-Fac Cooperative,  Inc., a New York cooperative corporation
('Pro-Fac'), hereby amends and supplements its Rule 13E-4 Transaction Statement on Schedule 13E-4, originally filed on August 23, 1995 and amended by Amendments No. 1 and 2 (the 'Statement'), with respect to the offer by Pro-Fac to exchange one share of its Class A Cumulative Preferred Stock, par value $1.00 per share, for each outstanding share of its Non-Cumulative Preferred Stock, par value $25.00 per share, upon the terms and subject to the conditions set forth in the Offering Circular dated August 23, 1995, as amended by said Amendment No. 1, and in the related Letter of Transmittal. Capitalized terms used and not defined in this Amendment No. 3 have the meanings assigned to them in the Statement.

                  This Amendment constitutes the final amendment to the Schedule 13E-4 required by Rule 13e-4(c)(3) and by General Instruction D to Schedule 13E-4.

Item 4.  Interest in Securities of the Issuer.

                  The response to Item 4 is hereby amended and supplemented as follows:

                  At 5 p.m. (New York City time) on October 10, 1995, the Exchange Offer expired. It was reported to Pro-Fac by IBJ Schroder Bank & Trust Company, the exchange agent, that a total of 2,812,245 shares of Non-Cumulative Preferred Stock were validly tendered and not withdrawn as of the expiration of the Exchange Offer.

                  On October 11, 1995, Pro-Fac issued the press release attached hereto as Exhibit (a)(11). The information set forth in the press release is incorporated herein by reference.

Item 9.  Material to be Filed as Exhibits.

(a)(11) Text of press release issued by Pro-Fac dated October 11, 1995.

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                                   SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 1995



                                                 PRO-FAC COOPERATIVE, INC.


                                                 By /s/ Stephen R. Wright
                                                    ---------------------------
                                                     Name:     Stephen R. Wright
                                                     Title:    General Manager



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                                 EXHIBIT INDEX

Exhibit
Number       Exhibit Name

(a)(11)      Text of press release issued by Pro-Fac dated October 11, 1995.



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